SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 1, 2004, containing the Registrant’s results of operations for the six months ended June 30, 2004.

Exhibit 99.2:	Press release, dated September 3, 2004, relating to the Registrant’s Technology Symposium 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name: Richard R. Chang
Title: Chairman of the Board, President and Chief Executive Officer

Date: September 6, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 1, 2004, containing the Registrant’s results of operations for the six months ended June 30, 2004.

Exhibit 99.2:	Press release, dated September 3, 2004, relating to the Registrant’s Technology Symposium 2004.

Exhibit 99.1

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Interim Results For The Six Months Ended June 30, 2004

Highlights

•	The Company today announced its unaudited consolidated results of operations for the six months ended June 30, 2004. Sales increased 259.0% in the first six months of 2004 to US$407.9 million from US$113.6 million in the first six months of 2003. Income from operations increased to US$63.2 million in the first six months of 2004 from a loss from operations of US$66.2 million in the first six months of 2003. Net income increased to US$61.6 million in the first six months of 2004 from a net loss of US$68.6 million in the first six months of 2003.

•	Set out below is a copy of the full text of the press release by the Company on September 1, 2004 in relation to its unaudited results for the six months ended June 30, 2004.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release reproduced below.

CHAIRMAN’S STATEMENT

When Semiconductor Manufacturing International Corporation listed our ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the New York Stock Exchange in March 2004, we understood that one of our key obligations would be to maximize shareholder value. During the first six months of 2004, we achieved many significant operational and technological milestones which have established a fundamental framework to meet the increasing demands of our global customer base and to grow in the future.

FINANCIAL PERFORMANCE

During the first six months of 2004, our revenues increased 259.0% to US$407.9 million as compared to US$113.6 million in the first six months of 2003. Our net income increased to US$61.6 million in the first sixth months of 2004 with a net profit margin of 15.1%, from a net loss of US$68.6 million for the first six months of 2003. Our blended average sales price per wafer increased 80.1% to US$1,022 in the first six months of 2004 from US$568 in the first six months of 2003. We experienced this growth primarily due to our increase in capacity and increased demands of our customers for wafers using advanced manufacturing processes. Our sales of logic wafers (including copper interconnects) reached 73.0% in the first six months of 2004 from 36.7% in the first six months of 2003 and the percentage of wafer revenues from 0.18µm and below technologies increased to 71.0% of wafer revenues from 18.4%, respectively.

BUSINESS REVIEW

Our business increased during the first six months of 2004, due to (i) our increased capacity to approximately 81,000 wafer starts per month as of the end of the first six months of 2004, resulting in an increase in the number of wafers shipped to our customers, (ii) an increasing average sales price per wafer by shifting our product mix toward higher-priced wafers using more advanced manufacturing processes, and (iii) overall positive market conditions.

Our most significant development during the first six months of 2004 was the completion of our initial public offering on the New York Stock Exchange and the Hong Kong Stock Exchange (the “Global Offering”), which raised approximately US$1,017.1 million for the Company. We will use a portion of the proceeds from the Global Offering to complete the construction of, and increase the manufacturing capacity at, our 12-inch manufacturing facilities in Beijing which successfully began pilot production in late July 2004 and is set for production in the second half of 2004, and to upgrade the technology and increase the manufacturing capacity at our Shanghai and Tianjin facilities.

Another significant development during the first six months of 2004 was our decision to participate in two projects to meet the demands of our customers. One is a joint venture with Toppan Printing Co., Ltd., which will combine SMIC’s CMOS image sensor technology with Toppan’s leading technology and know-how in color filters and micro-lenses. The market for CMOS image sensors has increased drastically because CMOS image sensor devices, which provide image-capturing capabilities, are used for an increasing number of consumer products such as mobile phone cameras, digital still cameras, and automobile and home security applications. This market has grown particularly in China which is the world’s leading manufacturer and consumer of cell phones. We hope that this joint venture will position SMIC as a leading manufacturer of CMOS image sensors by providing customers with one-stop, CMOS image sensor wafer manufacturing technology. We also have signed an agreement with the government of Chengdu, China to participate in a project for testing, assembly and packing services, which will allow us to provide customers with in-house turn-key services.

With this additional capacity and the proceeds from our Global Offering, we were able to attract a significant number of new customers by offering the most advanced manufacturing processes. During the first six months of 2004, we added 31 new customers, 6 of which are among the largest fabless companies in China based on revenues in 2003 according to China Center of Industry Development. Furthermore, we currently are working with many other domestic fabless companies and design houses by providing other services such as design services and assisting with silicon verification. While domestic fabless companies presently represent a small amount of our revenues, we anticipate that as the infrastructure in China for integrated circuits develops and matures, domestic fabless semiconductor companies will represent an increasing percentage of our revenues.

We also continued to offer our customers advanced semiconductor manufacturing services. For example, we expanded our portfolio of process technologies to include a full flow 0.13µm process and qualified our 90nm process using a memory device. We anticipate that we will offer 90nm process technology for logic devices in the first six months of 2005.

Our achievements during the first six months of 2004 demonstrate our confidence in, and ability to execute, our business plan and strategy. We believe that during the second half of 2004, the demand for our semiconductor manufacturing services will remain strong. We will continue to ramp up our fabs in Shanghai and Tianjin and commence commercial production of 12-inch wafers in Beijing in order to try to meet this demand.

We intend to continue to grow at a sustainable rate and maximize shareholder value by:

•	Responding to the semiconductor industry market conditions. Despite our increase in capacity during the first six months of 2004, there is a significant amount of unsatisfied demand for additional capacity. Due to the high costs associated with increasing capacity, we must increase our capacity in a cost-efficient manner while maintaining our high level of performance and utilization.

•	Increasing blended average sales prices and gross margins. We will continue to shift our product mix toward higher-priced wafers while reducing our costs.

•	Increasing our offerings of manufacturing services using leading-edge technology. We will continue to develop leading-edge technology internally or through technology partnerships.

•	Developing domestic fabless semiconductor customers. We will continue to provide domestic fabless companies, which often use leading-edge technology and thus require higher-priced wafers, with quality services and solutions.

•	Attracting and retaining key employees. We will continue to attempt to attract engineering graduates from China’s leading universities and retain our current employees, many of whom have significant experience working at other international semiconductor companies.

I would like to extend my heart-felt appreciation to our customers, vendors, employees, advisors, and board of directors, and in particular the board members who served prior to our Global Offering, for their contribution and support since our establishment in April 2000. Finally, I would also like to thank you, the investment community, for your ongoing support of SMIC. We believe that our fundamentals remain strong, and that by executing our business plan, we can maximize shareholder value. Accordingly, we will continue to adhere to our business plan of increasing capacity to meet the needs of our global customer base and improving our services in order to operate in the best interests of our shareholders.

May God bless you and SMIC,

Richard R. Chang
Chairman

Shanghai, PRC

September 1, 2004

RESULTS

The Board of Directors of Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2004, and would like to express our gratitude to our shareholders and the staff for their concern and support of the Company.

CONSOLIDATED BALANCE SHEET

As of June 30, 2004 (unaudited; in US$ thousands)

	June 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$1,198,592	$445,276
Short-term investments	90,464	27,165
Accounts receivable, net of allowances of US$357,000 and US$114,000 respectively (Note 5)	131,708	90,539
Inventories (Note 6)	113,563	69,924
Prepaid expense and other current assets	7,866	15,387
Assets held for sale	32,592	32,591

Total current assets	1,574,785	680,882

Land use rights, net	34,804	41,935
Plant and equipment, net	2,658,128	1,523,564
Acquired intangible assets, net	61,777	41,120
Investments held to maturity	—	3,005

Total assets	$4,329,494	$2,290,506

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt (Note 8)	$95,992	$—
Redeemable convertible promissory note	—	15,000
Accounts payable (Note 7)	699,587	211,762
Note payable to stockholder	—	27,018
Deposit received from stockholder	200	38,351
Accrued expenses and other current liabilities	54,243	33,299

Total current liabilities	850,022	325,430

Long-term liabilities:
Long-term debt (Note 8)	413,965	479,961

Total liabilities	$1,263,987	$805,391

Commitments (Note 13)

Stockholders’ equity

Ordinary shares, US$0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,224,817,010 and 242,595,000 respectively	$7,290	$97

Series A convertible preference shares, US$0.0004 par value, 1,000,000,000 shares authorized, shares issued and outstanding nil and 954,977,374 respectively	—	382

Series A-1 non-convertible preference shares, US$0.00001 par value, 1,000,000,000 shares authorized, shares issued and outstanding nil and 219,499,674 respectively	—	2

Series A-2 convertible preference shares, US$0.0004 par value, 42,373,000 authorized, shares issued and outstanding nil and 42,373,000 respectively	—	17

Series B convertible preference shares, US$0.0004 par value, 50,000,000 authorized, shares issued and outstanding nil and 2,350,000 respectively	—	1

Series C convertible preference shares, US$0.0004 par value, 215,285,714 authorized, shares issued and outstanding nil and 181,718,858 respectively	—	73

Series D convertible preference shares, US$0.0004 par value, 122,142,857 authorized, shares issued and outstanding nil and 7,142,857 respectively	—	3

Warrants	125	37,840
Additional paid-in capital	3,294,694	1,835,820
Subscription receivable from stockholders	—	(105,420)
Notes receivable from stockholders	(1,892)	(36,026)
Accumulated other comprehensive income	400	200
Deferred stock compensation	(70,598)	(40,583)
Accumulated deficit	(164,512)	(207,291)

Total stockholders’ equity	3,065,507	1,485,115

Total liabilities and stockholders’ equity	$4,329,494	$2,290,506

Net current assets	$724,763	$355,452

Total assets less current liabilities	$3,479,472	$1,965,076

CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2004 (Unaudited; in US$ thousands, except per share data)

	Six months ended June 30
	2004	2003
Sales (Note 10)	$407,926	$113,635
Cost of sales	(281,068)	(149,827)
Cost of sales - Amortization of deferred stock compensation	(5,220)	(2,313)

Gross profit (loss)	121,638	(38,505)

Operating expenses:
Research and development	(30,073)	(14,457)
General and administrative	(16,707)	(6,765)
Selling and marketing	(3,687)	(4,430)
* Amortization of deferred stock compensation	(7,937)	(2,078)

Total operating expenses	(58,404)	(27,730)

Income (loss) from operations (Note 11)	63,234	(66,235)
Other income (expenses):
Interests income	4,216	1,070
Interests expenses	(5,503)	(292)
Others, net	(329)	(3,109)

Total others, net	(1,616)	(2,331)

Net income (loss)	61,618	(68,566)

Deemed dividends on preference shares (Note 12)	(18,839)	—

Income (loss) attributable to holders of ordinary shares	$42,779	$(68,566)
Net income (loss) per share, basic (Note 14)	$0.0042	$(0.7844)
Net income (loss) per share, diluted (Note 14)	$0.0025	$(0.7844)
Share used in computation:
Basic	10,269,399,903	87,412,433
Diluted	16,923,027,185	87,412,433
* Amortization of deferred stock compensation related to:
Research and development	$2,617	$1,058
General and administrative	4,066	558
Selling and marketing	1,254	462

Total	$7,937	$2,078

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the six months ended June 30, 2004 (unaudited; in US$ thousand)

			Preference Shares
	Ordinary		Series A Convertible shares		Series A-1 Non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D convertible shares		Warrants
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Amount
Balance at January 1, 2004	242,595,000	$97	954,977,374	$382	219,499,674	$2	42,373,000	$17	2,350,000	$1	181,718,858	$73	7,142,857	$3	37,840
Issuance of Series D convertible preference shares and Series D warrants for acquisition of assets	—	—	—	—	—	—	—	—	—	—	—	—	95,714,286	38	27,664
Issuance of Series D preference shares in exchange for intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	914,285	1	—
Redemption of Series A-1 preference shares	—	—	—	—	(219,499,674)	(2)	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preference shares	—	—	—	—	—	—	—	—	762,343	1	—	—	—	—	—
Repurchase of restricted preference shares	—	—	(54,750)	(1)	—	—	—		—		—	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	14,927,787,480	5,971	(954,922,624)	(381)	—	—	(42,373,000)	(17)	(3,112,343)	(2)	(181,718,858)	(73)	(103,771,428)	(42)	(65,374)
Issuance of ordinary shares upon initial public offering (net of share issuance costs of US$37,315,000)	3,030,303,000	1,212	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of employee stock option	2,473,200	1	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	(2,299,500)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Warrants issued to technology partner	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5)
Issuance of ordinary shares in exchange for equipment	23,957,830	10	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2004	18,224,817,010	$7,290	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$125

Balance at January 1, 2003	241,435,500	$96	953,750,786	$381	219,499,674	$2	42,373,000	$17	2,350,000	$1	—	—	—	—	—
Exercise of employee stock options	8,775,500	4	2,464	1	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted shares	(4,600,000)	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance at June 30, 2003	245,611,000	$98	953,753,250	$382	219,499,674	$2	42,373,000	$17	2,350,000	$1	—	$—	—	$—	—

	Additional Paid-in Capital	Subscription receivable from stockholders	Notes receivable from stockholders	Accumulated deficit	Accumlated other comprehensive income (loss)	Deferrd stock compensation net	Total Stockholders equity	Comprehensive income(loss)
Balance at January 1, 2004	$1,835,820	$(105,420)	$(36,026)	$(207,291)	$200	$(40,583)	$1,485,115
Issuance of Series D convertible preference shares and Series D warrants for acquisition of assets	308,142	—	—	—	—	—	335,844
Issuance of Series D preference shares in exchange for intangible assets	5,060	—	—	—	—	—	5,061
Redemption of Series A-1 preference shares	—	—	—	—	—	—	(2)
Issuance of Series B convertible preference shares	2,785	—	—	—	—	—	2,786
Repurchase of restricted preference shares	(61)	—	—	—	—	—	(62)
Conversion of preference share to ordinary shares upon initial public offering	59,918	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of share issuance costs of US$37,315,000)	1,015,339	—	—	—	—	—	1,016,551
Exercise of employee stock option	656	—	—	—	—	—	657
Collection of note receivables from employees	—	—	34,134	—	—	—	34,134
Repurchase of restricted ordinary shares	(189)	—	—	—	—	—	(190)
Warrants issued to technology partner	—	—	—	—	—	—	(5)
Issuance of ordinary shares in exchange for equipment	5,213	—	—	—	—	—	5,223
Collection of subscription receivable from stockholders	—	105,420	—	—	—		105,420
Deferred stock compensation, net	43,172	—	—	—	—	(30,015)	13,157
Deemed dividend on preference shares	18,839	—	—	(18,839)	—	—	—
Net income	—	—	—	61,618	—	—	61,618	61,618
Foreign currency translation adjustments	—	—	—	—	103	—	103	103
Unrealized gain on short-term investments	—	—	—	—	97	—	97	97

Balance at June 30, 2004	$3,294,694	$—	$(1,892)	$(164,512)	$400	$(70,598)	$3,065,507	$61,818

Balance at January 1, 2003	$1,139,760	$(107,430)	$(36,994)	$(104,029)	$30	$(20,843)	$870,991
Exercise of employee stock options	3,313	—	(1,355)	—	—	—	1,963
Repurchase of restricted shares	(690)	—	—	—	—	—	(692)
Collection of subscription receivables from stockholders	—	45,000	—	—	—	—	45,000
Deferred stock compensation, net	14,387	—	—	—	—	(9,996)	4,391
Deemed dividend on preference shares	—	—	—	—	—	—	—
Net loss	—	—	—	(68,566)	—	—	(68,566)	(68,566)
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)	(9)
Unrealized loss on short-term investments	—	—	—	—	(22)	—	(22)	(22)

Balance at June 30, 2003	$1,156,770	$(62,430)	$(38,349)	$(172,595)	$(1)	$(30,839)	$853,056	$(68,597)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2004 (Unaudited; in US$ thousands)

	Six months ended June 30
	2004	2003
Operating activities:
Income (loss) attributable to holders of ordinary shares	$42,779	$(68,566)
Deemed dividends on preference shares	18,839	—

Net income (loss)	61,618	(68,566)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on disposal of plant and equipment	(177)	(8)
Bad debt expense	242	186
Depreciation and amortization	186,053	103,368
Non-cash interest expense	—	265
Amortization of acquired intangible assets	6,769	1,470
Amortization of deferred stock compensation	13,157	4,391
Changes in operating assets and liabilities:
Accounts receivable	(41,411)	(26,605)
Inventories	(43,639)	(24,941)
Prepaid expense and other current assets	8,928	(5,857)
Accounts payable	34,829	12,812
Accrued expense and other current liabilities	15,372	8,121

Net cash provided by operating activities	241,741	4,636

Investing activities:
Purchase of plant and equipment	(577,813)	(168,603)
Purchase of acquired intangible assets	(2,612)	(2,750)
Purchase of short-term investments	(66,225)	(10,282)
Purchase of investment held to maturity	—	(3,011)
Sale of short-term investments	3,024	25,847
Sale of investments held to maturity	3,005	—
Proceeds received for assets held for sale	1,976	—
Proceeds from disposal of plant and equipment	478	17

Net cash used in investing activities	(638,167)	(158,782)

Financing activities:
Repayment of note payable to stockholder for land use rights	(13,659)	—
Proceeds from long-term debt	29,996	88,665
Repayment of redeemable convertible promissory note	(15,000)	—
Proceeds from issuance of ordinary shares	1,017,051	—
Proceeds from issuance of Series D convertible preference shares	29,975	—
Proceeds from exercise of employee stock options	123	1,271
Collection of notes receivables from employees	33,884	—
Collection of subscription receivables	105,420	45,000
Change in deposit received from stockholders	(38,151)	(26,957)
Net cash provided by financing activities	1,149,639	107,979
Effect of foreign exchanges rate changes	103	(9)

Net increase (decrease) in cash and cash equivalents	753,316	(46,176)
Cash and cash equivalents, beginning of period	445,276	91,864

Cash and cash equivalents, end of period	$1,198,592	$45,688

Supplemental disclosure of cash flow information:
Income taxes paid	$15	$—
Interest paid	$7,616	$7,706
Supplemental disclosures of non-cash investing and financing activities
Deferred stock compensation	$30,015	$9,996
Ordinary shares and preference shares issued in exchange for employee note receivable	$—	$1,355
Series B convertible preference shares issued in exchange of acquired intangible assets	$2,786	$—
Series D convertible preference shares issued in the exchange for acquired intangible assets	$20,060	$—
Series D convertible preference shares issued in exchange for plant and equipment	$289,476	$—
Series D convertible preference shares issued in exchange for land use right	$6,616	$—
Issuance of Series D convertible preference share warrants	$27,664	$—
Deemed dividend on Series D convertible preference shares	$18,839	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2004

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Accounting Principles Board Opinion 28, “Interim Financial Reporting” (“APB 28”), issued by Accounting Principles Board under general accounting principles accepted in the United States of America and Appendix 16, “Disclosure of financial information”, of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. In the opinion of management, the consolidated financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year.

These interim consolidated financial statements and notes should be read in conjunction with our audited consolidated financial statements and notes thereto, as set forth in the Appendix I, “Accountants’ report”, appearing in the prospectus of the Company dated March 8, 2004.

Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which requires the Company to record as compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. Since the employee stock-based compensation is accounted for under the intrinsic value based method, the following disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”.

SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123” (“SFAB 148”) amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

Had compensation cost for options granted and shares issued to employees under the Company’s stock option plans (the “Plans”) been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma net income (loss) would have been as follows:

	Six months ended June 30,
	2004	2003
	(in US$ thousands, except per share data)
Net income (loss) as reported	$61,618	$(68,566)
Add: Stock-based compensation as reported	13,157	4,391
Less: Stock-based compensation determined using the fair value method	(18,457)	(7,278)

Pro forma income (loss)	56,318	(71,453)
Deemed dividends on preference shares	(18,839)	—

Pro forma net income (loss) attributable to holders of ordinary shares	$37,479	$(71,453)

Net income (loss) per share:
Basic-pro forma	$0.0036	$(0.8174)
Diluted-pro forma	$0.0022	$(0.8174)
Basic-as reported	$0.0042	$(0.7844)
Diluted-as reported	$0.0025	$(0.7844)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2004	2003
Option Grants
Average risk-free rate of return	2.42%	2.91%
Weighted average expected option life	3.5 years	4.0 years
Volatility rate	54.37%	68.98%
Dividend yield (Preference share only)	0%	8%

Stock Split

On March 18, 2004, the Company effected a 10-for-1 share split in the form of a share dividend immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such shares, have been adjusted retroactively, which gives effect to the share split.

2.	Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assumed certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for US$0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares and a warrant to purchase 857,143 Series D convertible preference shares for US$0.01 per share in exchange of US$30,000,000. The Company and Motorola have completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company issued to Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a convertible price of US$0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for US$0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at US$0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 Series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at US$0.01 per share.

3.	Recently Issued Accounting Standards

In May 2003, Financial Accounting Standard Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The Statement establishes standards for how an issuer classifies and measures certain financial instruments. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of position or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded is a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Group’s financial position, cash flows or results of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) issued No. 03-06, “Participating Securities and the Two-class Method Under FASB Statement No. 128, Earnings per Share”. EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company when, and if, it declares dividends on its common stock. EITF No. 03-06 also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. This pronouncement is effective for fiscal periods beginning after March 31, 2004. The Group does not believe that the adoption of this standard will have a material impact on its computation of EPS.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Group does not believe that the adoption of this standard will have a material impact on its financial positions or results of operations.

In December 2003, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB 101, “Revenue Recognition in Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Group’s consolidated results of operations, financial position or cash flows.

In January 2003, the FASB issued FAS Interpretation No.46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity; therefore the Company will adopt the provisions in December 2004 and does not expect these provisions will have an effect on the Group’s consolidated results of operations, financial positions and cash flows.

4.	Revenue Recognition

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain standard semiconductor products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which has been minimal. The Group typically performs tests of its products prior to shipment to identify yield of acceptable products per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Group estimates the amount of sales returns and the cost of replacement products based on its historical trend of returns and warranty replacements relative to sales and any current information regarding specific customer yield issues that may exceed historical trends. The Group recognizes revenue to customers upon shipment and title transfer. The Group also provides certain services such as mask making and probing and revenue is recognized when the services are completed.

5.	Accounts Receivable, Net of Allowance

The Group determined credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group. Credit terms applicable to each customer are reviewed annually. In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aged analysis of accounts receivable is as follows:

	June 30, 2004	December 31, 2003
	(in US$ thousands)
Undue	110,386	74,274
Overdue:
Within 30 days	$19,001	$16,114
Between 31 to 60 days	829	118
Over 60 days	1,492	33

	$131,708	$90,539

6.	Inventories

	June 30, 2004	December 31, 2003
	(in US$ thousands)
Raw materials	$28,764	$15,800
Work in progress	77,290	50,079
Finished goods	7,509	4,045

	$113,563	$69,924

7.	Accounts payable

An aged analysis of the accounts payable is as follows:

	June 30, 2004	December 31, 2003
	(in US$ thousands)
Undue	$641,059	$184,835
Overdue:
Within 30 days	28,445	17,666
Between 31 to 60 days	6,247	3,397
Over 60 days	23,836	5,864
	$699,587	$211,762

8.	Indebtedness

Short-term and long-term debt is as follows:

	Maturity	Interest rate	June 30, 2004	December 31, 2003
	(in US$ thousands)
USD denominated bank loan I	2005-2007	2.82%-3.47%	$432,000	$432,000
USD denominated bank loan II	2006-2009	2.75%-3.47%	30,000
RMB denominated bank loan	2005-2007	5.02%	47,957	47,961
			509,957	479,961
Less: Current portion of long-term debt			95,992	—
			$413,965	$479,961

9.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and Various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai and Beijing subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. In addition, its Tianjin subsidiary enjoys preferential tax treatment, under which it is entitled to a two-year full exemption and a three-year 50% reduction in FEIT, starting the first year of positive accumulated earnings. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. For the six months ended June 30, 2004 and 2003, the Group did not have material income tax expenses being recorded.

The Group had minimal taxable income in jurisdictions other than China.

10.	Segments and Geographic Information

The Group is engaged primarily in the manufacturing, trading, packaging, testing, and computer-aided design of integrated circuits and other semiconductor services, and manufacturing design masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Group. The Group believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

Geographic Information:

	Six months ended June 30,
	2004	2003
	(in US$ thousands)
Total sales:
United States	$174,585	$40,025
Japan	66,362	4,229
Europe	57,713	1,290
Taiwan	53,046	57,428
Korea	48,242	8,066
Asia Pacific (Excluding Japan, Korea and Taiwan)	7,978	2,597
	$407,926	$113,635

Revenue is attributed to countries based on location of customers invoiced.

All of the Group’s long lived assets are located in the PRC.

11.	Income (Loss) from Operation

	Six months ended June 30,
	2004	2003
	(in US$ thousands)
Income (loss) from operations is arrived at after charging:
Depreciation and amortization of plant and equipment	$185,662	$102,934
Amortization of land use rights	$391	$434
Amortization of intangible assets	$6,769	$1,470

12.	Dividend

A deemed dividend represents the beneficial conversion feature relating to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instruments would have converted at the date of issuance. Accordingly, deemed dividend on the preference shares represents the price difference between the effective conversion price of the convertible equity instruments and the ordinary shares.

No dividend has been paid or declared by the Company during the six months ended June 30, 2004 and 2003, respectively.

13.	Commitments

(a)	Purchase commitments

At June 30, 2004 the Group had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Group’s facilities by June 30, 2005. The Group expects to obtain the land use rights and have the facility construction completed no later than June 30, 2005.

	Six months ended June 30,
	2004	2003
	(in US$ thousands)
Land use rights	10,000	10,000
Facility construction	173,049	118,000
Machinery and equipment and others	944,481	525,000
	1,127,530	653,000

(b)	Royalties

Beginning in 2002, the Group has entered into several license and technology agreements with third parties. The duration of the agreements range from 3 to 10 years. The Group makes royalty payments based on a certain percentage of product sales using the third parties’ technology or license. In the six months ended June 30, 2004 and 2003, the Group incurred royalty expenses of US$2,221,000 and US$1,185,000, respectively.

Beginning in 2003, the Group has entered into several license agreements with third parties pursuant to which the Group licenses certain technology to third parties. The Group will receive royalty payments based on a certain percentage of product sales using the Group’s licensed technology. In the six months ended June 30, 2004 and 2003, the Group earned royalty income of US$67,000 and nil, respectively.

(c)	Operating lease as lessor

The Group owns apartment facilities that are leased to the Group’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Group leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in the six months ended June 30, 2004 and 2003 was US$873,000 and US$1,040,000, respectively.

(d)	Operating lease commitment as leasee

The Group leases land use rights and operational equipment which are under non-cancelable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2004 are as follows:

Year ending	(in US$ thousands)
2004	$1,237
2005	$—
2006	$58
2007	$58
2008	$58
Thereafter	$2,726
$4,137

The total operating lease expenses recorded in the six months ended June 30, 2004 and 2003 were US$1,825,000 and US$1,353,000, respectively.

14.	Reconciliation of Basic and Diluted Income (Loss) Per Share

The following table presents the calculation of basic and diluted net income (loss) per share:

	Six months ended June 30,
	2004	2003
	(in US$ thousands except per share data)
Net income (loss) attributable to holders of ordinary shares	$42,779	$(68,566)
Basic and diluted:
Weighted average ordinary shares outstanding	10,506,146,416	241,867,833
Less: Weighted average ordinary shares outstanding subject to repurchase	(236,746,513)	(154,455,400)
Weighted average shares used in computing basic net income (loss) per share	10,269,399,903	87,412,433
Effect or dilutive securities:
Weighted average preference shares outstanding	6,248,493,164	—
Less: Weighted average preference shares outstanding subject to repurchase	(83,727,227)	—
Warrants	194,061,201	—
Employee stock options	294,800,144	—
Weighted average shares used in computing diluted net income (loss) per share	16,923,027,185	87,412,433
Basic net income (loss) per share	$0.0042	$(0.7844)
Diluted net income (loss) per share	$0.0025	$(0.7844)

For the six months ended June 30, 2004, employee stock options to purchase 45,604,850 ordinary shares and warrants to purchase an aggregate of 9,721,040 ordinary shares were outstanding but were excluded in the computation of diluted net income per share because these options and warrants were antidilutive in that period. For the six months ended June 30, 2003, 10,498,123,750 ordinary share equivalents, consisting of 9,987,568,470 preference shares and employee stock options to purchase 510,555,280 preference shares or ordinary shares were excluded from the calculation of diluted loss per share because such securities were antidilutive in that period.

15.	Litigation

On December 19, 2003, Taiwan Semiconductor Manufacturing Company (“TSMC”), WaferTech, L.L.C. and TSMC North America filed a complaint against the Company in the United States District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injective relief as well as compensatory and punitive damages. On January 12, 2004, TSMC amended the complaint to add Semiconductor Manufacturing International (Shanghai) Corporation, the Company’s wholly-foreign owned subsidiary, as a defendant.

With respect to the five (5) patent claims made in the original complaint, the Federal District Court originally scheduled a Markman Hearing for construction of certain terms in the patents for November 15, 2004, but that date may be changed due to the fact that TSMC has subsequently amended its complaint and added six (6) other patents allegedly infringed by the Company. The Federal District Court has not scheduled a Markman Hearing for these additional patents. If the case is not resolved earlier, the Federal District Court has set a jury trial date of April 11, 2006.

With respect to the trade secret misappropriation claims, on April 21, 2004, the Federal District Court dismissed one of the trade secret related claims with prejudice and two of the other trade secret related claims without prejudice. On May 20, 2004, TSMC filed a trade misappropriation case in the Superior Court of California, County of Alameda. That case is in its very early stages. It is expected that in October 2004 the State Court will set the trial date. The earliest possible trial date appears to be in mid-2006.

On August 18, 2004, TSMC filed a proceeding against the Company in the United States International Trade Commission (the “ITC”). In this ITC proceeding, TSMC has alleged substantially the same trade secret misappropriation claims which are currently pending before the California State Court, and patent infringement claims involving three patents which are the subject of a new suit TSMC filed concurrently with the ITC proceeding, against the Company in the U.S. District Court for the Northern District of California. The Company is investigating the new patent claims. As with the claims in other lawsuits TSMC has filed against the Company, the Company will assess and formulate its strong defenses to these new claims.

Management intends to vigorously defend the Company against these claims by TSMC. The Company implements a variety of measures to protect its intellectual property and related interests, as well as the intellectual property and related interests of its customers and technology partners. For example, the Company requires that all employees execute a confidential information and invention assignment agreement relating to non-competition and intellectual property protection issues prior to commencing their employment at the Company.

The Company is currently a party to various claims and legal proceedings, including the matter noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company records the estimated amount of the loss. An unfavorable ruling on these matters could include monetary damages, an injunction prohibiting the Company from utilizing certain technologies in its manufacturing processes and/or a geographical restriction on the Company’s sales. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations and financial position of the Company. Due to the preliminary stage of the matter with TSMC and the inherent uncertainty regarding these matters, management is unable to estimate the range of possible loss from outstanding litigation and no amounts have been provided for such matters in the consolidated financial statements.

16.	Subsequent Event

On July 21, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”), one of the largest integrated printing companies in Japan, signed an agreement to form a joint venture company in Shanghai to manufacture on-clip color filters and micro lenses for CMOS image sensors. Under the joint venture agreement, the Company will invest US$19.2 million in the new joint venture.

In July 2004, the Company signed an investment agreement anticipating to build an assembly and testing plant with a total investment of US$175 million in Chengdu. The registered capital of this investment is US$60 million. SMIC’s requirement is to invest US$9 million within three months of the receipt of the business license. The rest of the registered capital investment will be provided within three years of the receipt of the business license.

SUPPLEMENTARY INFORMATION FOR AMERICAN DEPOSITARY SHAREHOLDERS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s prospectus dated March 11, 2004 filed with the U.S. Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales

Sales increased by 259.0% from US$113.6 million for the six months ended June 30, 2003 to US$407.9 million for the six months ended June 30, 2004, due primarily to the increase in our manufacturing capacity and an increase in the average selling price. The total number of wafers shipped increased by 95.2% from 192,546 wafers for the six months ended June 30, 2003 to 375,859 wafers for the six months ended June 30, 2004. The blended average selling price of the wafers we shipped also increased by 80.1% from US$568 for the six months ended June 30, 2003 to US$1,022 for the six months ended June 30, 2004, while the average selling price of the logic wafers we shipped increased by 44.6% from US$751 to US$1,085, respectively. The relative percentage of wafers shipped that were 0.18 micron and below increased from 18.4% to 71.0% between these two periods.

Cost of sales and gross profit (loss)

Cost of sales increased by 88.2% from US$152.1 million for the six months ended June 30, 2003 to US$286.3 million for the six months ended June 30, 2004. This increase was primarily due to the increase in sales volume, labor, depreciation and overhead expenses. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. In addition, our deferred stock compensation increased from US$2.3 million to US$5.2 million. The increase in the stock compensation expenses resulted from an increase in the fair market value of our ordinary shares, as well as an increase in the number of stock option grants due to the addition of new personnel during the six months ended June 30, 2004.

We had a gross loss of US$38.5 million in the six months ended June 30, 2003 compared to a gross profit of US$121.6 million in the six months ended June 30, 2004. This improvement was primarily due to an improvement in average selling prices between the two periods, a shift in production to more logic and less DRAM wafers, migration towards more advanced and high margin process technology, and a lower average cost per wafer that resulted from our ability to leverage fixed costs over a larger number of wafers manufactured. Gross margins improved from (33.9%) for the six months ended June 30, 2003 to 29.8% for the six months ended June 30, 2004.

Operating expenses and income (loss) from operations

Operating expenses increased by 110.6% from US$27.7 million for the six months ended June 30, 2003 to US$58.4 million for the six months ended June 30, 2004. Research and development expenses increased by 108.0% from US$14.5 million for the six months ended June 30, 2003 to US$30.1 million for the six months ended June 30, 2004, primarily due to an increase in 90 nanometer research and development activities. General and administrative expenses increased by 147.0% from US$6.8 million for the six months ended June 30, 2003 to US$16.7 million for the six months ended June 30, 2004, primarily due to a US$4.6 million increase in personnel expenses relating to headcount increases for our Tianjin and Beijing fabs, an increase in administrative personnel at our Shanghai fab, and legal expenses. The overall increase in our operating expenses was mitigated by a 16.8% decrease in selling and marketing expenses from US$4.4 million for the six months ended June 30, 2003 to US$3.7 million for the six months ended June 30, 2004, primarily due to a decrease in engineering material costs relating to sales activities. In addition, amortization of deferred stock compensation expenses increased 282.0% from US$2.1 million for the six months ended June 30, 2003 to US$7.9 million for the six months ended June 30, 2004 primarily due to an increase in the fair market value of our ordinary shares and an increase in our employee headcount.

As a result, we had an operating loss of US$66.2 million from operations for the six months ended June 30, 2003 compared to operating income of US$63.2 million for the six months ended June 30, 2004. Our operating margin was (58.3%) for the six months ended June 30, 2003 compared to 15.5% for the six months ended June 30, 2004.

Other expenses

Other expenses decreased by 30.7% from US$2.3 million for the six months ended June 30, 2003 to US$1.6 million for the six months ended June 30, 2004.

Net income (loss)

Due to the factors described above, we recorded a net loss of US$68.6 million for the six months ended June 30, 2003 compared to a net income of US$61.6 million for the six months ended June 30, 2004.

Deemed dividends on preference shares

For the six months ended June 30, 2004, we recorded aggregate deemed dividends on Series D convertible preference shares of US$18.8 million. The deemed dividends, which did not arise in the six months ended June 30, 2003, were non-cash and non-recurring items represented by the difference between the sale and conversion prices of Series D convertible preference shares and warrants to purchase Series D convertible preference shares we issued in the first quarter of 2004 and their respective fair market values.

Liquidity and capital resources

We incurred capital expenditures of US$216.4 million for the six months ended June 30, 2003 and US$1,314.7 million for the six months ended June 30, 2004. We have financed our substantial capital expenditure requirements through the issuance of equity securities in several rounds of private financing, issuance of equity through our initial public offering on March 18, 2004, cash flows from operations, and bank borrowings.

As of June 30, 2004, we had US$1,198.6 million of cash and cash equivalents. Our net cash provided by operating activities for the six months ended June 30, 2004 was US$241.7 million. This was primarily attributable to the US$61.6 million from net income, the add back of US$186.1 million in depreciation and amortization, and US$6.8 million in the amortization of acquired intangible assets as non-cash items. Our net cash provided by operating activities for the six months ended June 30, 2003 was US$4.6 million, primarily due to the US$68.6 million net loss, the add back of US$103.4 million in depreciation and amortization, and US$1.5 million in the amortization of acquired intangible assets as non-cash items.

Our net cash used in investing activities was US$638.2 million for the six months ended June 30, 2004 and US$158.8 million for the six months ended June 30, 2003. This was primarily attributable to purchases of plant and equipment and land use rights for Fab 1, Fab 2, Fab 3, Fab 4, and Fab 7 in these periods in the amounts of US$577.8 million for the for the six months ended June 30, 2004 and US$168.6 million for the six months ended June 30, 2003.

Our net cash provided by financing activities was US$1,149.6 million for the six months ended June 30, 2004. This was primarily derived from the US$1,017.1 million in proceeds generated from our initial public offering, US$30.0 million in proceeds from the issuance of Series D convertible preference shares, US$105.4 million from the collection of subscriptions receivable, US$33.9 million from the collection of notes receivable from employees, and US$30.0 million in the form of long-term debt borrowings. Our net cash provided by financing activities was US$108.0 million for the six months ended June 30, 2003, which was mainly derived from US$88.7 million in long-term borrowings and US$45.0 million from the collection of subscriptions receivable.

As of June 30, 2004, we had commitments of US$10.0 million to purchase land use rights for the living quarters at the Bdeijing fabs, US$173.0 million for facilities construction obligations for the Beijing, Tianjin, and Shanghai fabs, and US$944.5 million to purchase machinery and equipment for the Beijing, Tianjin, and Shanghai fabs.

As of June 30, 2004, our outstanding long-term liabilities primarily consisted of US$510.0 million in secured bank loans, which are repayable in installments commencing in March 2005 and March 2006, with the last payments due in March 2007 and March 2009, respectively.

In December 2001, SMIC Shanghai entered into a long-term loan agreement with four Chinese banks for US$432.0 million. The drawdown period of the facility is 18 months starting from the loan agreement date. As of June 30, 2004, SMIC Shanghai had drawn down the full amount. The interest rate on the loan ranged from 2.82% to 3.47% in the six months ended June 30, 2004. Interest is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million each. The interest expense incurred for the six months ended June 30, 2004 and for the six months ended June 30, 2003 was US$6.24 million and US$6.62 million, respectively.

As part of the same long-term loan arrangement, SMIC Shanghai has a line of credit in Renminbi equivalent to US$48.0 million. As of June 30, 2004, we had fully drawn down the line of credit. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9.6 million each. The interest rate on the loan was 5.02% for the six months ended June 30, 2004. The interest expense incurred in the six months ended June 30, 2004 and the six months ended June 30, 2003 was US$1.2 million and US$1.1 million, respectively.

In January 2004, SMIC Shanghai entered into two long-term loan agreements with four Chinese banks for US$256.5 million and Rmb 235.7 million (equivalent to approximately US$28.5 million), respectively. These five-year bank loans will be used to expand the capacity of our Shanghai fabs and are collateralized by the Shanghai fab’s plant and equipment. The drawdown period of these facilities ends on the earliest of (i) twelve months after the first drawdown, (ii) March 28, 2005, and (iii) the date on which the loans have been fully drawn down. As of June 30, 2004, we had drawn down US$30.0 million. The interest rate on the loan ranged from 2.75% to 3.47% for the six months ended June 30, 2004. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$40.7 million each. The interest expense incurred in the six months ended June 30, 2004 was US$0.2 million.

In February 2004, SMIC Beijing, our subsidiary, entered into a short-term loan agreement for US$10.0 million. As of June 30, 2004, we had already repaid the principal of US$10.0 million. The interest rate on this loan ranged from 1.77% to 1.85% from February 27, 2004 to March 30, 2004. In March 2004, SMIC Shanghai entered into a short-term loan agreement for US$15.0 million. As of June 30, 2004, we had already repaid the principal of US$15.0 million. The interest rate on this loan ranged from 1.84% to 1.85% for the six months ended June 30, 2004. The interest expense incurred for the short-term loans for the six months ended June 30, 2004 was US$0.034 million.

The portion of interest capitalized as additions to the assets under construction in the six months ended June 30, 2004 and 2003 was US$2.2 million and US$7.4 million, respectively.

As of June 30, 2004, the Company’s debt to equity ratio was 16.6% calculated based on the current portion of long-term debt plus long-term debt divided by total shareholders’ equity.

Foreign Exchange Rate Fluctuation Risk

We purchase foreign currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency-denominated purchase activities. These forward exchange contracts are principally denominated in U.S. dollars, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2004, we had outstanding foreign currency forward exchange contracts with notional amounts of US$182.8 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of June 30, 2004, the fair value of foreign currency forward exchange contracts was approximately a loss of US$0.2 million, which is included in accrued expenses and other current liabilities. We had US$63.3 million of foreign currency exchange contracts outstanding as of June 30, 2003, all of which matured by December 31, 2003. We do not enter into foreign currency exchange contracts for speculative purposes.

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR rate, while our Renminbi-denominated loans have interest rates linked to the rates determined by the People’s Bank of China. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked. We have not entered into any interest rate hedging contracts.

Acquisitions

In September 2003, we entered into agreements with Motorola, Inc. (“Motorola”) and its wholly owned subsidiary, Motorola(China) Electronic Limited (“MCEL”), providing for our acquisition of the assets constituting a fab in Tianjin, the assumption of certain obligations, the transfer of certain technology to us from Motorola, our exchange of certain licenses with Motorola, the provision by Motorola of US$30 million in cash to us and our issuance to Motorola and MCEL of our Series D convertible preference shares and warrants to purchase Series D convertible preference shares in exchange for the foregoing. Upon completion of these transactions, which occurred in January 2004, Motorola, together with MCEL, became the beneficial owner of more than 10% of our ordinary shares outstanding and issuable upon conversion of outstanding preference shares and Motorola became entitled to appoint a director to our board.

In connection with this acquisition, we entered into certain intellectual property agreements with Motorola. Under these agreements, we and Motorola each granted to the other a five-year license to certain specified patents. We also agreed to license from Motorola certain intellectual property relating to certain CMOS process technology. In connection with the closing of the transactions described above, we also entered into a semiconductor foundry agreement with Motorola to provide wafer fabrication and associated services to Motorola. Under this agreement, Motorola has agreed to use good faith efforts to purchase a minimum number of wafers per month over a fifteen-month period, provided that we meet applicable production and quality standards. In addition to the agreements described above, we, Motorola and MCEL have entered into several ancillary agreements relating to the acquisition. These agreements relate to, among other things, transition services to be provided to us by MCEL to assist in transitioning the Tianjin fab’s operations to us and long-term services to be provided between us and MCEL. We and MCEL have also executed a real property transfer agreement providing for the transfer of MCEL’s real property rights associated with the Tianjin fab to us. Motorola has also agreed to guarantee the indemnification obligations of MCEL under the asset purchase agreement.

Audit Committee

The audit committee meets at least quarterly to oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company by:

•	appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by our independent auditor;

•	reviewing reports from our independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between us and the independent auditor;

•	pre-approving the hiring of any employee or former employee of our independent auditor who was a member of the audit team during the preceding two years;

•	reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

•	reviewing our risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of our legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, our internal auditor and our independent auditor regarding compliance with applicable legal and regulatory requirements, including the Foreign Corrupt Practices Act.

The current members of our audit committee, all of whom are independent non-executive directors, are Henry Shaw, Yang Yuan Wang, Yen-Pong Jou and Lip-Bu Tan.

Compensation Committee

The compensation committee meets at least quarterly to approve and oversee the Company’s compensation policy, including

•	approving and overseeing the total compensation package for our executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to our chief executive officer and reviewing the results of our chief executive officer’s evaluation of the performance of our other executive officers;

•	reviewing and making recommendations to our board of directors with respect to director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to our board of directors regarding the long-term incentive compensation or equity plans made available to our directors, employees and consultants;

•	reviewing and making recommendations to our board of directors regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers; and

•	ensuring appropriate oversight of our human resources policies and reviewing strategies established to fulfill our ethical, legal and human resources responsibilities.

The current members of our compensation committee, all of whom are independent non-executive directors, are Ta-Lin Hsu, Tsuyoshi Kawanishi, and Lip-Bu Tan.

Prospects and Future Plans

We believe that during the second half of 2004, the demand for our semiconductor manufacturing services will remain strong. We will continue to ramp up our fabs in Shanghai and Tianjin and commence commercial production of 12-inch wafers in Beijing. Furthermore, we will continue our participation in two projects - one with Toppan Printing Co., Ltd. and another with the government of Chengdu - which will allow us to expand our offerings to our customers and provide in-house turn-key services.

DIVIDENDS

The board of directors of the Company (the “Board”) proposed not to declare an interim dividend for the period of the six months ended June 30, 2004.

SHARE CAPITAL

During the first six months of 2004, the Company issued the following shares:

•	762,343 Series B Convertible Preference Shares, which were converted into 8,439,220 Ordinary Shares upon the completion of the Global Offering;

•	3,428,571 Series C Convertible Preference Shares, which were converted into 59,999,990 Ordinary Shares upon the completion of the Global Offering;

•	96,628,571 Series D Convertible Preference Shares, which were converted into 1,620,507,900 Ordinary Shares upon the completion of the Global Offering;

•	1,200,000 Ordinary Shares (after giving effect to the 10-for-1 stock split immediately prior to the Global Offering) to an employee pursuant to the employee’s exercise of options to purchase Ordinary Shares in accordance with the Company’s employee stock option plans; and

•	3,030,303,000 Ordinary Shares or American Depositary Receipts into which our Ordinary Shares may convert, in connection with the Global Offering.

During the first six months of 2004 and prior to the Global Offering, the Company repurchased 33,750 Series A Convertible Preference Shares (equivalent to 337,500 ordinary Shares) from an employee pursuant to the terms of the Company’s stock option plans (the “Stock Option Plans”) which repurchase has been reflected on the Company’s share register as at June 30, 2004.

Outstanding Share Capital as of June 30, 2004

Number of Shares Outstanding
* Total Ordinary Shares Outstanding	17,714,595,490

*	This has not included 487,499,990 Ordinary Shares issuable to Beida Microelectronics Investment Ltd., 23,957,830 Ordinary Shares issuable to a technology partner, 1,273,200 Ordinary Shares issuable to the Company’s employees pursuant to the Stock Option Plans, and 2,509,500 Ordinary Shares to be repurchased by the Company pursuant to the terms of the Stock Option Plans.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Other than repurchases by the Company of Ordinary Shares from employees pursuant to the terms of the Stock Option Plans, as of June 30, 2004, the Company has not repurchased, sold or redeemed any additional shares since the date of the Company’s prospectus dated March 8, 2004 (the “Prospectus”).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the six months ended June 30, 2004, in compliance with the Code of Best Practices as set out in Appendix 14 of the Listing Rules.

COMPLIANCE WITH MODEL CODE ON SECURITIES TRANSACTIONS BY DIRECTORS

After due inquiry of the directors of the Company, the Company reasonably believes that the directors have complied with required standards set out in the Model Code on Securities Transactions by Directors.

COMPLIANCE WITH RULES 3.10(1) AND 3.10(2) OF THE LISTING RULES

The Company is in the process of seeking confirmation from SEHK that the Board is composed of a sufficient number of independent non-executive directors, one of whom has appropriate professional qualifications or accounting or related financial management expertise, to meet the listing requirements as set forth in the Listing Rules.

COMPLIANCE WITH RULE 3.21 OF THE LISTING RULES

The Company is in the process of seeking confirmation from SEHK that the audit committee consists of an independent non-executive director with appropriate professional qualifications, or accounting or related financial management expertise.

MATERIAL LITIGATION AND ARBITRATION

On December 19, 2003, Taiwan Semiconductor Manufacturing Company (“TSMC”), WaferTech, L.L.C. and TSMC North America filed a complaint against the Company in the United States District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation. On January 12, 2004, TSMC amended the complaint to add Semiconductor Manufacturing International (Shanghai) Corporation, the Company’s wholly-foreign owned operating entity, as a defendant.

With respect to the five (5) patent claims made in the original complaint, the Federal District Court originally scheduled a Markman Hearing for construction of certain terms in the patents for November 15, 2004, but that date may be changed due to the fact that TSMC has subsequently amended its complaint and added six (6) other patents allegedly infringed by the Company. The Federal District Court has not scheduled a Markman Hearing for these additional patents. If the case is not resolved earlier, the Federal District Court has set a jury trial date of April 11, 2006.

With respect to the trade secret misappropriation claims, on April 21, 2004, the Federal District Court dismissed one of the trade secret related claims with prejudice and two of the other trade secret related claims without prejudice. On May 20, 2004, TSMC filed a trade misappropriation case in the Superior Court of California, County of Alameda. That case is in its very early stages. It is expected that in October 2004 the State Court will set the trial date. The earliest possible trial date appears to be in mid-2006.

On August 18, 2004, TSMC filed a proceeding against the Company with the United States International Trade Commission (the “ITC”). In this ITC proceeding, TSMC has alleged substantially the same trade secret misappropriation claims which are currently pending before the California State Court, and patent infringement claims regarding three patents which are the subject of a new suit TSMC filed concurrently with the ITC proceeding, against the Company in the U.S. District Court for the Northern District of California. The Company is investigating the new patent claims. As with the claims in other lawsuits TSMC has filed against the Company, the Company will assess and formulate its strong defenses to these new claims.

CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

Since the date of the Prospectus, the Board has appointed Lai Xing Cai and Sean Hunkler as non-executive directors of the Company and Fang Yao has been appointed as an alternate director of the Company to Lai Xing Cai (a non-executive director of the Company). As disclosed in the prospectus, David Tse Young Chou, Charles Richard Kramlich, Jimmy Shueh-Mien Lee, Ming Fang Lu, and Philip Richard Nicholis ceased to be members of the Board after the completion of the Global Offering.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the Prospectus, the Company has not received any waivers from compliance with the Listing Rules.

REVIEW BY AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the interim financial statements of the Company for the six months ended June 30, 2004.

INTERIM REPORT

The Interim Report for the six months ended June 30, 2004 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.smics.com) in due course.

As at the date of this announcement, the directors of the Company are Richard R. Chang, Lai Xing Cai, Fang Yao (alternate director to Lai Xing Cai), Ta-Lin Hsu, Sean Hunkler, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Shanghai, PRC

September 1, 2004

Exhibit 99.2

SMIC held Technology Symposium 2004

Shanghai, China, September 3, 2004-Semiconductor Manufacturing International Corporation held its SMIC Technology Symposium today, attracting more than 300 visitors from IC design services providers, customers, technology partners and vendors. In his opening speech, SMIC’s President and CEO, Dr. Richard Chang, announced that SMIC has successfully developed certain new technologies such as 0.13 micron Baseline Logic, 0.15 micron Low-Voltage Logic, 0.18 HV (30V-40V) LCD driver and 0.35 EEPROM contact-less Smart Card. Currently, SMIC is developing 90 nanometer and finer line technologies, which will enable SMIC to provide frontline foundry services to global and domestic customers.

SMIC also held a press conference with its management teams, including Dr. Richard Chang, President and CEO of SMIC; Mr. Marco Mora, COO, Mr. Jimmy Lai, the Head of Investor Relations and Dr. Joseph Xie, Fellow of Business Development, for more than 20 international media outlets. Mr. Lai, announced the interim results in 2004. “Our interim results have shown great improvement. Our year-to-year sales increased 259.0% in the first six months of 2004 to US$407.9 million, compared with US$113.6 million in the first six months of 2003. Net income increased to US$61.6 million in the first six months of 2004 compared with a net loss of US$68.6 million in the first six months of 2003.”

Dr. Chang added that, “Due to the support we have gained and the efforts of our employees, our business has continued to grow since the IPO this March. Up to the 2nd quarter this year, we have made profits in three concessive quarters. Our three fabs in Shanghai have reached a total capacity of 90,000 wpm. The capacity of Fab 7 in Tianjin has increased based on our planning and the yield has increased comparable to our Shanghai fabs. Fab 4 in Beijing had its first 12-inch wafer output after pilot production started on July 23, and mass production is estimated to commence at the end of September. The total capacity of the Fab 1, 2, 3, 4, and 7 is estimated to reach our target of 125,000 wpm (8-inch equivalent) by the end of 2004.”

Moreover, SMIC announced its strategic joint venture partnership with Toppan Printing Co., Ltd. to manufacture on-chip color filters and micro-lenses, and a joint venture for assembly and testing in Chengdu with total investment of US$175 million.

Dr. Chang also emphasized that SMIC welcomes Taiwanese counterparts to participate in the China market to have the friendly and fair competition, and expressed hopes that the Taiwanese government will reduce its restrictions on the Taiwan semiconductor industry and consider TSMC’s appeal to open 0.18 micron technologies into China.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC’s Fab 1 was named one of two “Top Fabs of the Year 2003” by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:

Sarina Huang

Public Relations Department

Tel: 86-21-5080-2000 ext. 10356

Fax: 86-21-5080-2868